Exhibit (a)(5)

Tree.com, Inc. Announces Commencement of Self Tender of up to $15 Million of Common Stock

CHARLOTTE, N.C., Nov. 18, 2010 /PRNewswire-FirstCall/ — Tree.com, Inc. (Nasdaq: TREE), the parent company of LendingTree, LLC, today announced that it has commenced a modified “Dutch auction” tender offer to repurchase up to $15 million of its common stock for cash at a purchase price of not less than $7.25 nor greater than $7.75 per share.

“With the modification of certain financial covenants under our warehouse lines in July, additional cash was freed up for the Company’s use, presenting an opportunity to return value to shareholders,” commented Doug Lebda, Chairman and CEO of Tree.com.  “We believe the modified Dutch auction structure offers flexibility to address a range of potential shareholder objectives, by providing options for both shareholders seeking liquidity for some or all of their shares and shareholders looking for an increased stake in our company and its future potential.”

Under the terms of the proposed tender offer, holders of Tree.com common stock will have the opportunity to tender some or all of their shares at a price or prices within the range of $7.25 to $7.75 per share.  Based upon the number of shares tendered and the prices specified by the tendering stockholders, Tree.com will determine the lowest price per share within the range that will enable it to buy $15 million in shares, or such lesser number of shares that are properly tendered.  All shares accepted for payment will be purchased at the same price, regardless of whether a stockholder tendered such shares at a lower price within the range.

At the minimum price of $7.25 per share, Tree.com would repurchase a maximum of 2,068,966 shares, which represents approximately 18.7% of Tree.com’s currently outstanding common stock.  The low and high ends of the price range for the tender offer represent premiums of approximately 5.7% and 13.0%, respectively, to the closing price per share of $6.86 for Tree.com’s common stock on November 17, 2010.  The Company will fund any purchase of shares pursuant to the tender offer, including the related fees and expenses, from cash on hand.

The tender offer will be subject to various terms and conditions as will be described in the offer materials that are being distributed to shareholders.  The tender offer will expire at 5:00 p.m., New York City time, on December 17, 2010, unless extended by the Company.  Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to its expiration.  D.F. King & Co., Inc. will serve as information agent for the tender offer and BNY Mellon Shareholder Services will serve as the depositary.

None of the Company, its board of directors, the Information Agent or the Depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer or the price or prices at which stockholders may choose to tender their shares.  Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices within the stated range at which to tender them.  In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal, including the purposes and effects of the tender offer.  Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

Tree.com’s directors and executive officers have advised the Company that they do not intend to participate in the tender offer.

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of Tree.com’s common stock.  The tender offer is being made solely by the Offer to Purchase and the related Letter of Transmittal.  Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information.  Each of these documents has been or will be filed with the Securities and Exchange Commission and investors may obtain them free of charge from the Securities and Exchange Commission at its website (http://www.sec.gov) or from D.F. King & Co., Inc., the Information Agent, by telephone at (800) 967-4612 (toll-free) or (212) 269-5550 (collect), or in writing to D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005.

About Tree.com, Inc.

Tree.com, Inc. (NASDAQ: TREE) is the parent of several brands and businesses that provide information, tools, advice, products and services for critical transactions in our customers’ lives.  Our family of brands includes: LendingTree.com®, GetSmart.com®, RealEstate.com®, DegreeTree.com, HealthTree.com, LendingTreeAutos.com, DoneRight.com and InsuranceTree.com. Together, these brands serve as an ally for consumers who are looking to comparison shop for loans, real estate and other services from multiple businesses and professionals who will compete for their business.

Tree.com, Inc. is the parent company of wholly owned operating subsidiaries:  LendingTree, LLC and Home Loan Center, Inc.  Tree.com, Inc. is headquartered in Charlotte, N.C. and maintains operations solely in the United States.  For more information, please visit www.tree.com.

This press release contains forward-looking statements including statements regarding the intent, belief or current expectations or anticipations of the Company and members of our management team.  Information about potential factors that could affect the Company’s business results and financial condition are set forth under “Forward-Looking Statements” in the Offer to Purchase and “Risk Factors” in our Annual Report on Form 10-K for the period ended December 31, 2009, our Quarterly Reports on Form 10-

Q for the periods ended March 31, 2010, June 30, 2010, and September 30, 2010, and in our other filings with the Securities and Exchange Commission.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence, except as required by law, of unanticipated events or changes to future operating results or expectations.

Contacts:

Investor Relations

877-640-4856

tree.com-investor.relations@tree.com